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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69709

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Yuki-Co, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2173 Walker Lane
(No. and Street)

Salt Lake City (City) Utah (State) 84117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TAD BULL 817 893 8648
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – if individual, state last, first, middle name)

1785 West 2300 South (Address) Salt Lake City (City) UT (State) 84119 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Collett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Yuki-Co LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

x [signature]
Signature

Managing Member
Title

x Michele K. Lemmon
Notary Public

MICHELE K. LEMMON
Notary Public State of Utah
My Commission Expires on:
March 23, 2021
Comm. Number: 694535

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YUKI-CO, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

YUKI-CO, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

TABLE of CONTENTS

Haynie & Company
Certified Public Accountants & Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Yuki-Co, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Yuki-Co, LLC as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Yuki-Co, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Yuki-Co, LLC's management. Our responsibility is to express an opinion on Yuki-Co, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Yuki-Co, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of Yuki-Co, LLC's financial statements. The supplementary information is the responsibility of Yuki-Co, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 2, 2020

We have served as Yuki-Co, LLC's auditor since 2018

PrimeGlobal
An Association of Independent Accounting Firms

RSM

YUKI-CO, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	94,896
Receivables		182,086
Other Assets		1,223
TOTAL ASSETS	$	278,205

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	108,894
Commitment & Contingencies		
Members' Equity		169,311
Total Liabilities & Members' Equity	$	278,205

See accompanying notes to financial statements

YUKI-CO, LLC
STATEMENT OF OPERATIONS
For the year ending December 31, 2019

Revenues:

Placement Agent Fees	$ 1,249,725
Interest Income	598
Total Revenues	1,250,323

Expenses:

Commissions	729,923
Payroll	133,571
Licenses, Dues & Suscriptions	66,887
Rent	3,000
Office Expense	12,717
Professional Fees	61,047
Regulatory Fees	7,896
Travel	108,067
Other	16,841
Total Expenses	1,139,949
Net Income	$ 110,374

See accompanying notes to financial statements

YUKI-CO, LLC
STATEMENT OF CHANGE IN MEMBERS' EQUITY
For the year ending December 31, 2019

Balance - Beginning of year	$ 32,815
Member contribution	26,122
Net income	110,374
Balance - End of year	$ 169,311

See accompanying notes to financial statements

YUKI-CO, LLC
STATEMENT OF CASH FLOWS
For the year ending December 31, 2019

OPERATING ACTIVITIES		
Net Income	$	110,374
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities		
Increase in Receivables		(182,086)
Decrease in Other Assets		394
Increase in Accounts Payable		104,996
Net cash provided by Operating Activities		33,678
INVESTING ACTIVITIES	$	-
FINANCING ACTIVITIES		
Capital Contribution		26,122
Net cash provided by Financing Activities		26,122
Net cash increase for period		59,800
Cash at beginning of period		35,096
Cash at end of period	$	94,896

SUPPLEMENTAL CASH FLOW INFORMATION

Income Tax paid	$	-
Interest Paid	$	-

See accompanying notes to financial statements

YUKI-CO, LLC

NOTE TO FINANCIAL STATEMENTS

December 31, 2019

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Yuki - Co, LLC ("Yuki-Co") has been organized as a Utah limited liability company. Yuki-Co will carry on business as a limited purpose broker-dealer focusing initially on (a) private offerings acting as a placement agent, and (b) third-party marketing of alternative investment funds ("Financial Securities"). Due to the nature of its activities, the Firm operates under a k(2)(i) exemption from SEC Rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Effective January 1, 2018, the Company adopted ASU No. 2014-9, *Revenue from Contracts with Customers* ("ASC Topic 606") using the modified retrospective method which had no impact on the Company's opening retained earnings. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Yuki-Co, LLC is the exclusive international placement agent for Yuki Management and Research Fund. Yuki-Co LLC is contracted to receive 50 basis points of the NAV of Yuki Management and Research Fund. The Fund as of December 31, 2019 had $145,000,000 dollars NAV. Yuki-Co, LLC pays placement fees to a group of placement agents. Placement agents receive commissions of 30 basis points on funds introduced to Yuki Management and Research Fund. Subsequently placement agents continue to receive quarterly fees on net assets that remain in the fund.

Revenues are recognized on a monthly basis and paid out to placement agents quarterly.

Total revenue for 2019 were $1,250,323. The accounts receivables for the year ending December 31, 2019 were fund placement fees earned in November and December of 2019.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Receivables

Receivables for the year ending December 31, 2019 were fund placement fees earned in November and December 2019. Amounts classified as receivable were received in the subsequent months, therefore, an allowance for doubtful accounts was not considered necessary.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make

estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. INCOME TAXES

As a wholly owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company has no unrecognized tax benefits at December 31, 2019.

NOTE 4. RELATED-PARTY TRANSACTIONS

The Company has an expense sharing, agreement with BC Consulting, LLC. a company related through common ownership and paid $250 a month rent starting January 1, 2019.

NOTE 5. COMPUTATION OF EXCESS NET CAPITAL

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1 "), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2019, the Company had a net capital of $59,194 and a minimum net capital requirement of $7,260. This resulted in a total excess net capital of $51,934.

NOTE 6. CONTINGENTCIES

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2019, the Company was not involved in any significant litigation.

NOTE 7. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through March 2, 2020, which is the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2019.

Note 8. CONCENTRATIONS

Placement agent fees of approximately $1,210,000, or 97% of total placement agent fees, were generated from one fund during the year ended December 31, 2019.

SUPPLEMENTARY INFORMATION

YUKI-CO, LLC
Net Capital Computation Rule 15c3-1
December 31, 2019

Member Equity	$ 169,311
Deduction for non-allowable assets	
Total non-allowable asstes	$ 110,117
Net Capital	$ 59,194
Total Aggregate Indebtedness	$ 108,894
Computation of basic net capital requirements:	
Minimum net capital requirements of 15:1 of the average aggregate indebtedness of $ 108,894.	$ 7,260
Statutory minimum net capital	$ 5,000
Net capital requirement (greater of the minimum calculation or the statutory amount)	$ 7,260
Excess net capital (net capital less net capital required)	$ 51,934
Percentage of aggregate indebtedness to net capital ratio	1.84

Statement Pursuant to Rule 17a-5(d)(4)
There are no material differences between the computation detailed above and the Company's computation of net capital as reported in the unaudited PartIIA of Form X-17A-5A filed as of December 31,2019.

YUKI-CO, LLC

2173 Walker Lane
Salt Lake City, UT 84117

Yuki-Co, LLC, (the "Company") is a registered broker- dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17C.F.R.

§240.15c3-3 under exemption (k)(2)(i) of the rule.

(2) The Company had no obligations under 17 C.F.R.§240.15c3-3 under exemption (k)(2)(i) of the

rule, throughout the most recent fiscal year without exception.

Yuki-Co, LLC

I, Jeffrey Collett, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Jeffrey Collett, Managing Member

February 27,2020

Haynie & Company
Certified Public Accountants & Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Yuki-Co, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Yuki-Co, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Yuki-Co, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Yuki-Co, LLC stated that Yuki-Co, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Yuki-Co, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Yuki-Co, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 2, 2020